Exhibit 99.3

QUIPT HOME MEDICAL REPORTS RECORD SECOND QUARTER FISCAL 2021 FINANCIAL RESULTS

POSTS REVENUE GROWTH OF 36% AND ADJUSTED EBITDA GROWTH OF 28%

STRONG ORGANIC GROWTH OF 13% YTD AS COMPARED TO 2020

Cincinnati, Ohio – June 1, 2021 – Quipt Home Medical Corp. (the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced its second quarter fiscal 2021 financial results and operational highlights. These results pertain to the three and six months ended March 31, 2021 and are reported in U.S. Dollars.

Quipt will host its Quarterly Earnings Conference Call on Tuesday, June 1, 2021 at 10:00 a.m. (ET). The dial-in number is 1 (800) 319-4610 or 1 (604) 638-5340.

Financial Highlights:

•	Revenue for Q2 2021 was $24.2 million compared to $17.9 million for Q2 2020, representing a 36% increase in revenue year-over-year. Compared to Q2 2020, the Company experienced strong organic growth of 11%. For YTD 2021 the Company experienced 13% organic growth as compared to the corresponding period in 2020.

•	Recurring Revenue as of Q2 2021 continues to be strong and exceeds 75% of total revenue.

•	Adjusted EBITDA for Q2 2021 was $5.4 million (22.2% margin), compared to Adjusted EBITDA for Q2 2020 of $4.2 million, representing an 28% increase year-over-year.

•	Cash flow from continuing operations was $6.6 million in Q2 2021 compared to $5.2 million in Q2 2020, an increase of 28%.

•	The Company reported $27.2 million of cash on hand as at March 31, 2021 compared to $23.6 million at December 31, 2020.

•	The Company has an undrawn credit facility of $20 million as at March 31, 2021.

Operational Highlights:

•	Through the Company’s continued use of technology and centralized intake processes, respiratory resupply set-ups and/or deliveries increased to 35,702 for the three months ended March 31, 2021, compared to 13,980 for the same period ended March 31, 2020, an increase of 155%.

•	The Company’s customer base increased 41% year over year to 56,972 unique patients served in Q2 2021 from 40,372 unique patients in Q2 2020.

•	Compared to 63,956 unique set-ups/deliveries in Q2 2020, the Company completed 83,606 unique set-ups/deliveries in Q2 2021, an increase of 31%.

•	The Company continues to experience robust demand for respiratory equipment, such as Oxygen Concentrators, Ventilators, as well as the CPAP resupply and other supplies business.

•	The Company has resumed expanding its sales reach across eleven U.S. states by the addition of experienced sales personnel.

•	The Company opened a new location in Daytona Beach, Florida, and Concord, New Hampshire. Each location has a heavily respiratory weighted product mix and is expected to help the Company reach surrounding areas at an accelerated pace, as well as cut down on logistical costs.

Subsequent Events to the three months ended March 31, 2021:

•	On May 13, 2021, the Company changed its name from Protech Home Medical Corp. to Quipt Home Medical Corp. The Company carries on the historical patient centric model to meet the one-of-a-kind needs of every patient in its ecosystem.

•	On May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. The share consolidation was completed in anticipation of the Company’s application to list its common shares on the NASDAQ Capital Market (“NASDAQ”).

•	On May 27, 2021 the Company commenced trading on NASDAQ.

Management Commentary:

“Our record second quarter financial and operating results speak to the continued strength and consistency of our business model. The demand we are seeing across our product mix continues to be robust, and we are pleased to see the strong rebound within our sleep business with the easing of restrictions across our operating footprint. As evidenced by our results, home health continues to experience structural tailwinds, which we expect to provide our business extraordinary opportunity for years to come,” said CEO and Chairman Greg Crawford. “With our rebranding process behind us, we are incredibly enthused to leverage our new name and the existing highly scalable infrastructure platform we have built to accelerate growth. The platform we have allows for organic and inorganic growth to be efficiently layered on to generate economies of scale. We have applied financial resources and operating expertise to build this unparalleled platform which is paramount to executing on our vision. This is a model which we will utilize in our mission to build-out our operating footprint across the country as we scale into a national provider over time.

Combining our patient centric model, highly scalable platform, strong financial resources, and incredible team, we have the ability make sizeable acquisitions and integrate with ease within new and existing markets. Given the numerous ongoing initiatives at the company level to push our strategy forward, and the most bullish regulatory environment in a decade, our path forward is clear, and we look forward to scaling our business aggressively in the coming months. A special thank you to our entire team, whose unwavering dedication to providing superior clinical care has once again set our business up for success.”

Chief Financial Officer Hardik Mehta added, “I am very proud of our record breaking second quarter financial and operating results, as well as our completed listing on the NASDAQ. As for our results, we are very pleased to see our sustained margin acceleration as we scale the business and also are encouraged by the strong recurring revenue growth that we experienced in the first half of the year. We are also proud of the 13% organic growth achieved year-to-date, and believe with the many organic growth initiatives underway we can continue to build upon this as we move through the year. As it relates to our NASDAQ listing, this is an extraordinary milestone achieved for the Company and its shareholders, and we feel it will assist us in unlocking shareholder value over the long term.

The infrastructure we have in place allows us to continue to execute our vision operationally, including the addition of two new de-novo locations in the quarter, to build out the operating footprint further. We also anticipate growing our scale by integrating the Quipt name into local markets over time and are excited about our pipeline of acquisitions. We think we have the potential to have a very busy second half of the year on the acquisition front.”

The financial statements of the Company for the three and six months ended March 31, 2021 and 2020 and accompanying Management Discussion & Analysis (MD&A) are available at www.sedar.com.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian and United States securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company’s new locations helping the Company to reach surrounding areas at an accelerated pace, as well as cut down on logistical costs; the Company expecting home health to continue to provide it with extraordinary opportunity for years to come; the Company building out its operating footprint across the country and scaling into a national provider over time; the Company scaling its business aggressively in the coming months; the Company believing that that it can continue to build upon its orgainz growth through the year; the NASDAQ listing unlocking shareholder value over the long term; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking  information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the United States; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives. The following table shows our Non-IFRS measure (Adjusted EBITDA) reconciled to our net income for the indicated periods:

	Three months ended March 31, 2021	Three months ended March 31, 2020	Six months ended March 31, 2021	Six months ended March 31, 2020
Net income (loss) from continuing operations	$(12,490)	$3,078	$(11,125)	$(670)
Add back:
Depreciation and amortization	3,940	3,384	7,621	6,946
Interest expense, net	513	461	999	918
Gain (loss) on foreign currency transactions	98	(981)	100	(596)
Change in fair value of debentures and derivative	13,297	(1,895)	14,280	(1,364)
Provision (benefit) for income taxes	-	33	(1,407)	33
EBITDA	5,358	4,080	10,468	5,267
Stock-based compensation	12	68	27	101
Adjusted EBITDA	$5,370	$4,148	$10,495	$5,368

Management uses this non- IFRS measure as a key metric in the evaluation of the Company’s performance and the consolidated financial results. The Company believes this non- IFRS measure is useful to investors in their assessment of the operating performance and the valuation of the Company. In addition, this non- IFRS measure addresses questions the Company routinely receives from analysts and investors and, in order to assure that all investors have access to similar data, the Company has determined that it is appropriate to make this data available to all investors. However, non- IFRS financial measures are not prepared in accordance with IFRS, and the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com